CHINA DIRECT INDUSTRIES, INC.
431 FAIRWAY DRIVE
Suite 200
Deerfield Beach, Florida 33441

telephone (954) 363-7333
telecopier (954) 363-7320
October 28, 2011

'CORRESP'

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	H. Roger Schwall, Assistant Director
Jenifer Gallagher
Karl Hiller, Branch Chief
Parker Morrill
Laura Nicholson

Re:	China Direct Industries, Inc.
Form 10-K for the fiscal year ended September 30, 2010 Filed December 23,2011
Form 10-K/A for the fiscal year ended September 30, 2010 Filed January 28, 2011
Form 10-Q for the quarterly period ended December 31, 2010 Filed February 14, 2011
Form 10-Q for the quarterly period ended March 31, 2011 Filed May 16, 2011
Form 10-Q for the quarterly period ended June 30, 2011 Filed August 15, 2011
Form 10-Q/A for the quarterly period ended June 30, 2011 Filed September 9, 2011
Response letter dated August 5, 2011
File No. 001-33694

Ladies and Gentlemen:

China Direct Industries, Inc. (the “Company”) is in receipt of the staff’s comment letter dated September 30, 2011. Following are the Company’s responses to the staff’s comments contained in such letter.

Form 10-Q for Quarterly Period Ended December 31, 2010

Financial Statements

Note 11- Capital Stock page 15

1. We have read your response to comment four in our letter dated July 22, 2011 including details of the adjustments you believe would be required to correct previously issued financial statements. However, the accounting upon which your analysis is based, encompassing both the convertible preferred stock and Series A warrants, does not appear to be consistent with EITF 07 -5.

Under EITF 07-05 you would need to account for the conversion feature of the preferred stock and the Series A warrants as derivative liabilities. That is, upon adopting this guidance you should have recorded the conversion feature and the Series A warrants at fair value, and the remaining outstanding preferred stock at face value. We suggest that you read EITF 07-5, paragraphs 15 and 16 and Example 8, now situated in FASB ASC 815-40-15-7C through 7F; and 815-40-55-33 and 34. Accordingly, your accounting for the beneficial conversion feature would no longer be applicable and should have been eliminated.

The guidance in SFAS 133, paragraphs 12, 17 and 18, now situated in FASB ASC 815-15-25-1,815-10-35-1 and 2, clarifies that in periods subsequent to January 1, 2009, the adoption date for EITF 07-5, you would need to continue accounting for the conversion feature and Series A warrants at fair value, with any adjustments necessary to mark them to market being reported in your statements of operations. We expect this accounting would encompass and reflect any subsequent changes in the conversion price of the preferred stock and exercise price of the Series A warrants, as may occur under your exercise price reset provisions.

Please recalculate the adjustments that would be necessary to correctly report your accounting for the conversion feature of the preferred stock and the Series A warrants beginning on January 1, 2009, including the cumulative effect of adopting EITF 07-5. For each subsequent quarterly period, please quantify the adjustments you would need to record to correct your financial statements.

Finally, please tell us whether you believe your previously issued financial statements are materially misstated and submit the disclosures that would satisfy the requirements of FASB ASC 250-10-50-7 and 11. If you regard these errors as not material to your previously issued financial statements, provide an analysis showing how you considered the materiality of these errors on both a quantitative and qualitative basis, following the guidance in SAB Topics 1.M and 1.N.

RESPONSE:

We re-evaluated our accounting treatment of the beneficial conversion feature ("BCF") embedded in the 1,006 outstanding shares of our Series A Convertible Preferred Stock (the “Preferred Stock”) and the 143,750 stock purchase warrants issued to the purchasers of the Preferred Stock outstanding on January 1, 2009 (the “Remaining Warrants”), and acknowledge that we incorrectly applied the accounting treatment prescribed under EITF 07-5 (currently included in Accounting Standard Codification (“ASC”) 815-15-25, 30 and 35) effective January 1, 2009. Under EITF 07-5, the BCF should have been bifurcated from the Preferred Stock and, along with the Warrants, accounted for as a derivative liability instead of equity. Accordingly, we should have recognized any changes in their respective fair market values for each period presented as either an unrealized gain or loss into earnings. In addition, we determined that we incorrectly accounted for the BCF and Warrants in the quarter ended December 31, 2010. Refer to Exhibit A for adjusting entries and impact analysis; and to Exhibit B for computation of the BCF and Warrants’ fair market value, and the inputs used for the Black-Scholes option-pricing model.

We evaluated, on a quantitative and qualitative basis, the materiality of these errors on our current and prior year financial statements, and deemed them to be immaterial.  In making this evaluation, the following is a history of the Preferred Stock and remaining Warrants, along with a quarterly and year end analysis of the impact of our earnings attributable to our common stockholders and earnings per share (“EPS”) from the date of the offering through the date of our most recently filed financial statements.

History of the Preferred Stock and Warrants

On February 11, 2008, we issued 12,950 shares of our Series A Convertible Preferred Stock (the “Preferred Stock”) together with common stock purchase warrants to purchase an aggregate of 1,850,000 shares of our common stock at an exercise price of $8.00 per share, subject to adjustment as discussed below (the “Warrants”). At closing, we received gross proceeds of $12,950,000 (the “Offering”). The Preferred Stock has a stated value per share of $1,000, carries an 8% per annum dividend rate payable quarterly in arrears and, at the time it was issued, was convertible into our common stock at $7.00 per share, subject to adjustments. In addition, the Preferred Stock may be redeemed by us if, after August 12, 2008, (i) the closing price of our common stock exceeds $9.80 for any fifteen days out of a twenty consecutive trading day period and (ii) we have not had any equity condition failures as provided for in the Preferred Stock certificate of designations.

As of December 31, 2008, 11,944 shares of the Preferred Stock were redeemed upon conversion into our common stock leaving a balance of 1,006 shares outstanding. In addition, in May 2008, 100,000 Warrants were exercised at a price of $8.00 per share. As of January 1, 2009, we had outstanding 1,906,250 Warrants at an exercise price of $8.00 per share that were issued to the purchasers of the Preferred Stock who converted their shares and 143,750 Warrants that were held by the holders of the Preferred Stock who did not convert their shares (the “Remaining Warrants”). The 1,906,250 Warrants are not subject the Anti-Dilution Rights discussed below and are therefore not subject to derivative liability treatment under EITF 07-05 and are reflected in Note 12 to our June 30, 2011 financial statements.

The conversion price of the Preferred Stock and the exercise price of the Remaining Warrants are subject to adjustment if we issue or sell shares of our common stock for a consideration per share less than the conversion or exercise price then in effect, or issue options, warrants or other securities convertible or exchangeable for shares of our common stock at a conversion or exercise price less than the conversion price of the Preferred Stock or exercise price of the Warrants then in effect. If either of these events should occur, the conversion or exercise price, as the case may be, is reduced to the lowest price at which these securities were issued or are exercisable. We refer to these clauses as the “Anti-Dilution Rights”. The Anti-Dilution Rights of the beneficial conversion feature make the conversion option not indexed to the company’s own stock, and therefore requires the conversion feature along with the Remaining Warrants to be treated as derivative liabilities as provided under EITF 07-05 (effective January 1, 2009).

On June 15, 2009, we completed a registered direct offering of our common stock at $1.85 per share and, pursuant to the Anti-Dilution Rights, reduced the conversion price under the Preferred Stock from $7.00 to $1.85 and the exercise price for the remaining Warrants from $8.00 to $1.85 per share (the “June 2009 Registered Direct Offering”). On December 30, 2010, we registered a direct offering of our common stock at $1.80 per share and, pursuant to the Anti-Dilution Rights, reduced the conversion price under the Preferred Stock and the exercise price for the remaining Warrants from $1.85 to $1.80 per share (the “December 2010 Registered Direct Offering”).

Quarterly Analysis of Impact of Derivative Liability Treatment

INITIAL ENTRY TO APPLY GUIDANCE UNDER EITF07-5 AS OF JANUARY 1, 2009:

 On January 1, 2009, we determined the BCF had a fair value of $77,884 and the Remaining Warrants had a fair value of $85,244. If we had used the guidance under EITF 07-5 on January 1, 2009 to account for the cumulative effects related to this guidance, we would have reversed (debited) $405,305 in our Additional Paid-in Capital (APIC) and recorded $163,128 in derivative liabilities on our balance sheet at fair value for the BCF and warrants, resulting in a net cumulative credit adjustment of $242,177 to our retained earnings. Please refer to Exhibit A for details on adjusting entries, adjusted account balances and impact analysis; and Exhibit B for details on fair value calculation of BCF and Warrants, and inputs used in the Black-Scholes option pricing model.

Three Month Period Ended March 31, 2009

As of March 31, 2009, the BCF had a fair value of $65,600 and the Remaining Warrants had a fair value of $66,369. As a result, we should have decreased the carrying value of derivative liabilities by $31,159 ($12,284 attributable to the BCF and $18,875 attributable to the Remaining Warrants), and recorded an unrealized Mark-to-Market (“MTM”) gain of $31,159. In computing the fair value of the BCF and Warrants, we used the inputs in the Black-Scholes option-pricing model discussed in Exhibit B.

 These adjustments would have resulted in a $0.001 or 2.1% decrease in our net loss per basic and diluted share, with a 1.0% increase in our total liabilities. Refer to Exhibit A for adjusting entries and impact analysis.

Three Month Period Ended June 30, 2009

As of June 30, 2009, the BCF had a fair value of $125,810 and the Remaining Warrants had a fair value of $170,674. As a result, we should have increased the carrying value of derivative liabilities by $164,515 ($60,210 attributable to the BCF and $104,305 attributable to the Remaining Warrants), and recorded an unrealized MTM loss of $164,515. In computing the fair value of the BCF and Warrants, we used the inputs in the Black-Scholes option-pricing model discussed in Exhibit B.

These adjustments would have resulted in an increase of $164,515 in our net loss for the quarter ended June 30, 2009, and a $0.007 or 5.7% increase in our net loss per basic and diluted share, with a 1.7% increase in our total liabilities. Refer to Exhibit A for adjusting entries and impact analysis.

Nine Month Transition Period Ended September 30, 2009

As of September 30, 2009, the BCF had a fair value of $114,238 and the Remaining Warrants had a fair value of $144,728. As a result, we should have increased the carrying value of derivative liabilities by $95,838 ($36,354 attributable to the BCF and $59,484 attributable to the Remaining Warrants), and recorded an unrealized MTM loss of $95,838. In computing the fair value of the BCF and Warrants, we used the inputs in the Black-Scholes option-pricing model discussed in Exhibit B

These adjustments would have resulted in a $0.004 or 0.3% increase in our net loss per basic and diluted share, with a 1.6% increase in our total liabilities. Refer to Exhibit A for adjusting entries and impact analysis.

Three Month Period Ended December 31, 2009

As of December 31, 2009, the BCF had a fair value of $84,669 and the Remaining Warrants had a fair value of $93,193. As a result, we should have decreased the carrying value of derivative liabilities by $81,104 ($29,569 attributable to the BCF and $51,535 attributable to the Remaining Warrants), and recorded an unrealized MTM gain of $81,104. In computing the fair value of the BCF and Warrants, we used the inputs in the Black-Scholes option-pricing model discussed in Exhibit B.

These adjustments would have resulted in a $0.003 or 7.9% decrease  in our net loss per basic and diluted share, with a 1.3% increase in our total liabilities. Refer to Exhibit A for adjusting entries and impact analysis.

Three Month Period Ended March 31, 2010

As of March 31, 2010, the BCF had a fair value of $111,888 and the Remaining Warrants had a fair value of $129,231. As a result, we should have increased the carrying value of derivative liabilities by $63,257 ($27,219 attributable to the BCF and $36,038 attributable to the Remaining Warrants), and recorded an unrealized MTM loss of $63,257. In computing the fair value of the BCF and Warrants, we used the inputs in the Black-Scholes option-pricing model discussed in Exhibit B.

These adjustments would have resulted in a $0.002 or 3.9% decrease in our net earnings per basic and diluted share, with a corresponding 1.9% increase in our total liabilities. Refer to Exhibit A for adjusting entries and impact analysis.

Three Month Period Ended June 30, 2010

As of June 30, 2010, the BCF had a fair value of $80,888 and the Remaining Warrants had a fair value of $78,976. As a result, we should have decreased the carrying value of derivative liabilities by $81,255 ($31,000 attributable to the BCF and $50,255 attributable to the Remaining Warrants), and recorded an unrealized MTM gain of $81,255. In computing the fair value of the BCF and Warrants, we used the inputs in the Black-Scholes option-pricing model discussed in Exhibit B.

 These adjustments would have resulted in a $0.003 or 7.4% decrease in our net loss per basic and diluted share, with an increase of 1.1% in our total liabilities. Refer to Exhibit A for adjusting entries and impact analysis.

Twelve Month Period Ended September 30, 2010

As of September 30, 2010, the BCF had a fair value of $85,711 and the Remaining Warrants had a fair value of $79,034. As a result, we should have decreased the carrying value of derivative liabilities by $94,221 ($28,527 attributable to the BCF and $65,694 attributable to the Remaining Warrants), and recorded an unrealized MTM gain of $94,221. In computing the fair value of the BCF and Warrants, we used the inputs in the Black-Scholes option-pricing model discussed in Exhibit B.

 These adjustments for the fiscal year ended September 30, 2010 would have resulted in a $0.003 or 2.8% decrease in our net loss per basic and diluted share, with an increase of 0.6% in our total liabilities. Refer to Exhibit A for adjusting entries and impact analysis.

Three Month Period Ended December 31, 2010

As of December 31, 2010, the BCF had a fair value of $109,466 and the Remaining Warrants had a fair value of $106,361. As a result, we should have increased the carrying value of derivative liabilities by $51,082 ($23,755 attributable to the BCF and $27,327 attributable to the Remaining Warrants), and recorded an unrealized MTM loss of $51,082 for the three month period. In computing the fair value of the BCF and Warrants, we used the inputs in the Black-Scholes option-pricing model discussed in Exhibit B. Also, as of December 31, 2010, we should have made a correcting entry adjustment to reverse or eliminate the improper accounting for the derivative liabilities included in our books for prior periods in order to conform to the proper accounting treatment for derivative liabilities under the SEC guidance-see Exhibit A for details of adjusting entry.

Additionally, we should not have recorded deemed dividends of $677,398 ($600,693 attributable to the BCF and $76,705 attributable to the Remaining Warrants) reflected in our December 31, 2010 statement of operations. A separate adjusting entry is also reflected in our Exhibit A to account for this reversal adjustment for the period.

The impact of the fair value adjustments for the BCF and Remaining Warrants for the three month period ended December 31, 2010 would have resulted in a $0.002 decrease in our net earnings per basic and diluted share. However, when combined with (1) the deemed dividend adjustment, and (2) the correcting reversal adjustment for improper accounting treatment discussed above, the cumulative effect of all of these adjustments would have resulted in a $0.016 or 18.9% increase in our net earnings per basic and diluted share, with an increase of $0.6% in our total liabilities. Refer to Exhibit A for adjusting entries and impact analysis.

Three Month Period Ended March 31, 2011

As of March 31, 2011, the BCF had a fair value of $99,317 and the Remaining Warrants had a fair value of $85,229. As a result, we should have decreased the carrying value of derivative liabilities by $31,281 ($10,149 attributable to the BCF and $21,132 attributable to the Remaining Warrants), and recorded an unrealized MTM gain of $31,281. In computing the fair value of the BCF and Warrants, we used the inputs in the Black-Scholes option-pricing model discussed in Exhibit B.

  Additionally, during this period we should have made a reversal adjustment in our books to eliminate the impact of our improper accounting treatment for derivative liabilities, as previously discussed above under the three month period ended December 31, 2010. This adjustment amounted to a decrease of $11,811 in the carrying value of our derivative liabilities for both BCF and Warrants. Refer to Exhibit A for adjusting entries and impact analysis.

 The combined cumulative effect of all of these adjustments would have resulted in an increase of $23,881 in our previously reported net loss attributable to common stockholders, or an increase of $0.001 in our net loss per basic and diluted share, with a 0.6% increase in our total liabilities. Refer to Exhibit A for adjusting entries and impact analysis.

Three Month Period Ended June 30, 2011

As of June 30, 2011, the BCF had a fair value of $65,493 and the Remaining Warrants had a fair value of $39,546. As a result, we should have decreased the carrying value of derivative liabilities by $79,507 ($33,824 attributable to the BCF and $45,683 attributable to the Remaining Warrants), and recorded an unrealized MTM gain of $79,507. In computing the fair value of the BCF and Warrants, we used the inputs in the Black-Scholes option-pricing model discussed in Exhibit B.

These adjustments for the three month ended June 30, 2011 would have resulted in a $0.002  or 1.9% increase in our net earnings per basic and diluted share, with a 0.3% increase in our total liabilities. Refer to Exhibit A for adjusting entries and impact analysis.

Three Month Period Ended September 30, 2011

As of September 30, 2011, the BCF had a fair value of $69,295 and the Remaining Warrants had a fair value of $37,936. As a result, we should have increased the carrying value of derivative liabilities by $2,192 ($3,802 increase attributable to the BCF and $1,610 reduction attributable to the Remaining Warrants), and recorded a net unrealized MTM loss of $2,192. In computing the fair value of the BCF and Warrants, we used the inputs in the Black-Scholes option-pricing model discussed in Exhibit B.

The preparation of the financial statements for the fiscal year ended September 30, 2011 are in process and not completed at this time. Our filing due date is December 29, 2011.

Materiality Analysis

We evaluated, on a quantitative and qualitative basis, the materiality of these errors on our current and prior year financial statements, and deemed them to be immaterial as evidenced by our comprehensive explanation of adjustments by each quarterly and fiscal period. The unrealized MTM expense of $95,838 is less than 1% of our loss attributable to shareholders for the nine month transition period ended September 30, 2009. Also, the unrealized MTM gain of $94,221 is 2.8% of our loss attributable to shareholders for the twelve month period ended September 30, 2010. We also performed a full analysis of all relevant factors and considerations, in accordance with the staff’s guidance outlined in SAB Topic 1.M. Based on the nature and origin of the misstatements, and SAB Topic 1.M. guidance regarding the significance of the misstatement items to the users of the Company’s financial statements, we consider these adjustments to be immaterial.

Based on our quantitative (see Exhibit A) and qualitative evaluation on the materiality of these misstatements we concluded that:

•	The misstatements did not mask a change in earnings or other trends.

•	The misstatements did not hide a failure to meet analysts' consensus expectations.

•	The misstatements do not change a loss into income or income into a loss in any of the affected periods.

•	The misstatements do not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company's operations or profitability.

•	There is no impact to any regulatory requirements as a result of or related to the recording of the misstatements.

•	There is no impact to any compliance or contractual requirements as a result of or related to the recording of the misstatements.

•	There is no impact on management’s compensation as a result of or related to the misstatements.

•	There is no concealment of an unlawful transaction as a result of or related to the recording of the misstatements

Proposed Correcting Accounting Entry:

To correct the above prior period accounting errors, we believe that recording the following cumulative correcting entry along with a footnote disclosure in our financial statements on the Form 10-K for our fiscal year ended September 30, 2011 would be appropriate:

ACCOUNT//FINANCIAL STATEMENT ITEM	DR	CR
ADDITIONAL PAID IN CAPITAL (APIC)	$405,305
DERIVATIVE LIABILITY - BCF		$69,295
DERIVATIVE LIABILITY – Warrants		$37,936
RETAINED EARNINGS		$298,074

In furtherance of the Company’s response to the staff’s September 30, 2011 comment letter on the above-referenced filing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James (Yuejian) Wang
Dr. James (Yuejian) Wang
Chief Executive Officer

 cc:           Andrew X. Wang, EVP and Chief Financial Officer
 Lazarus Rothstein, EVP & General Counsel
 Sherb & Co., LLP

Exhibit A

Adjustment Schedule - BCF  Warrants
Summary of Accounting Entries
	P/L	Shareholders Equity-RE=Retained Earnings, and APIC=Additional Paid in Capital			Derivative Liability
						Total Derivative Liabilities		BCF		Warrants		Check	Explanations- MTM=Market to Market valuation
	Dr	Cr	RE or APIC	Dr	Cr	Dr	Cr	Dr	Cr	Dr	Cr
Date
2/11/2008			RE	1,188,079		-	1,188,079		459,310		728,769	-	To reclassify BCF and warrants as derivative liability based on the issuance date valuation. Refer to Exhibit B for inputs.
12/31/2008		1,024,951				1,024,951	-	381,426		643,525		-	To record the MTM gain from issuance date through 12/31/2008

1/1/2009						-	163,128		77,884		85,244		Beginning balance as of 1/12009

3/31/2009		31,159				31,159	-	12,284		18,875		-	To record MTM gain in the quarter ended 3/31/09
6/30/2009	164,515					-	164,515		60,210		104,305	-	To record MTM loss in the quarter ended 6/30/09
9/30/2009		37,518				37,518	-	11,572		25,946		-	To record MTM loss in the quarter ended 9/30/09
12/31/2009		81,104				81,104	-	29,569		51,535		-	To record MTM gain in the quarter ended 12/31/09
3/31/2010	63,257					-	63,257		27,219		36,038	-	To record MTM loss in the quarter ended 3/31/10
6/30/2010		81,255				81,255	-	31,000		50,255		-	To record MTM gain in the quarter ended 6/31/10
9/30/2010	4,881					-	4,881		4,823		58	-	To record MTM loss in the quarter ended 9/30/10
12/31/2010	51,082					-	51,082		23,755		27,327	-	To record MTM loss in the quarter ended 12/31/10
3/31/2011		31,281				31,281	-	10,149		21,132		-	To record MTM gain in the quarter ended 3/31/11
6/30/2011		79,507				79,507	-	33,824		45,683		-	To record MTM gain in the quarter ended 6/30/11
9/30/2011	3,802	1,610				1,610	3,802		3,802	1,610		-	To record MTM gain/loss in the quarter ended 9/30/11
9/30/2011						-	107,231		69,295		37,936		Balances in BCF and Warrants Liability Account

Consolidated Balance Sheet Data (Cumulative effects)
	January 1, 2009
	Adjustments	As adjusted
Derivative liability - BCF	77,884	77,884
Derivative liability - Warrants	85,244	85,244

Total liability	163,128	163,128
		-
Additional paid-in capital	(405,305)	(405,305)
Retained earning	242,177	242,177
Total China Direct Industries, Inc. stockholders' equity	(163,128)	(163,128)

Total Equity	(163,128)	(163,128)

The cumulative effects of the reclassification entries to setup the BCF and warrants are as follows:
	Dr.	Cr.
Dr. Additional declared one-time deemed dividend - cumulative effects in R/E	782,774
Dr. APIC - BCF/Warrants	405,305
Cr. Derivative liabilities - BCF/warrants		163,128
Cr. Cumulative effects in R/E		1,024,951

Consolidated Balance Sheet Data
	March 31, 2009
	As filed	Adjustments	As adjusted	% change
Derivative liability - BCF		65,600	65,600	0.5%
Derivative liability - Warrants		66,369	66,369	0.5%
Total liability	13,700,838	131,969	13,832,807	1.0%
Stockholders' equity:
Preferred Stock: $0.0001 par value, stated value $1,000 per share; 10,000,000 authorized, 1,006 shares issued and outstanding at March 31, 2009.	1,006,250		1,006,250
Common Stock: $0.0001 par value, 1,000,000,000 shares authorized, 23,203,272 shares issued and outstanding at March 31, 2009	2,320		2,320
Additional paid-in capital	50,606,583	(405,305)	50,201,278	-0.8%
Accumulated other comprehensive income (loss)	(13,411,582)		(13,411,582)
Retained earning	15,548,220	273,336	15,821,556	0.5%
Total stockholders' equity	53,751,791	(131,969)	53,619,822	-0.2%
Consolidated Statement of Operations Data
	For the three months ended 3/31/2009
	As filed	Adjustments	As adjusted
Other income (expense):
Other income	71,585		71,585
Interest income	46,114		46,114
Realized loss on sale of marketable securities	(232,711)		(232,711)
Unrealized MTM gain - BCF		12,284	12,284	-0.8%
Unrealized MTM gain - Warrants	-	18,875	18,875	-1.3%
Total other income (expense)	(115,012)	31,159	(83,853)	-2.1%
Net loss attributable to common stockholders	(1,475,766)	31,159	(1,444,607)	-2.1%
Basic and diluted loss per common share			-
Basic	(0.0630)	0.0013	(0.0617)	-2.1%
Diluted	(0.0630)	0.0013	(0.0617)	-2.1%
	23,414,500		23,414,500
	23,414,500		23,414,500
Consolidated Statement of Cash Flows Data
	For the three months ended 3/31/2009
	As filed	Adjustments	As adjusted
Net loss	(1,455,531)	31,159	(1,424,372)	-2.0%
Gain on change in fair market value of derivative liabilities	-	(31,159)	(31,159)	2.0%
Net cash used in operating activities	(1,540,604)		(1,540,604)

Consolidated Balance Sheet Data
	June 30, 2009
	As filed	Adjustments	As adjusted	% change
Derivative liability - BCF		125,810	125,810	0.7%
Derivative liability - Warrants		170,674	170,674	1.0%
Total liability	17,891,068	296,484	18,187,552	1.7%
Stockholders' equity:
Preferred Stock: $0.0001 par value, stated value $1,000 per share; 10,000,000 authorized, 1,006 shares issued and outstanding at June 30, 2009.	1,006,250		1,006,250
Common Stock: $0.0001 par value, 1,000,000,000 shares authorized, 26,519,623 shares issued and outstanding at June 30, 2009	2,652		2,652
Additional paid-in capital	56,239,467	(405,305)	55,834,162	-0.5%
Accumulated other comprehensive income (loss)	(13,554,759)		(13,554,759)
Retained earning	12,629,575	108,821	12,738,396	0.1%
Total China Direct Industries, Inc. stockholders' equity	56,323,185	(296,484)	56,026,701	-0.4%
Total Equity	82,922,768	(296,484)	82,626,284	-0.4%
Consolidated Statement of Operations Data
	For the six months ended 6/30/2009
	As filed	Adjustments	As adjusted	% change
Other income (expense):
Other income (expense)	(331,963)		(331,963)
Interest income (expense)	(40,797)		(40,797)
Realized loss on sale of marketable securities	(311,932)		(311,932)
Unrealized MTM gain (loss) - BCF		(47,926)	(47,926)	1.1%
Unrealized MTM gain (loss) - Warrants		(85,430)	(85,430)	1.9%
Total other income (expense)	(684,692)	(133,356)	(818,048)	3.0%
Net loss attributable to common stockholders	(4,397,113)	(133,356)	(4,530,469)	3.0%
Basic and diluted loss per common share			-
Basic	(0.1826)	(0.0055)	(0.1881)	3.0%
Diluted	(0.1826)	(0.0055)	(0.1881)	3.0%
	24,082,025		24,082,025
	24,082,025		24,082,025

	For the three months ended 6/30/2009
	As filed	Adjustments	As adjusted	% change
Other income (expense):
Other income (expense)	(403,548)		(403,548)
Interest income (expense)	(86,911)		(86,911)
Realized loss on sale of marketable securities	(79,211)		(79,211)
Unrealized MTM gain (loss) - BCF		(60,210)	(60,210)	2.1%
Unrealized MTM gain (loss) - Warrants		(104,305)	(104,305)	3.6%
Total other income (expense)	(569,670)	(164,515)	(734,185)	5.7%
Net loss attributable to common stockholders	(2,907,927)	(164,515)	(3,072,442)	5.7%
Basic and diluted loss per common share			-
Basic	(0.1203)	(0.0068)	(0.1271)	5.7%
Diluted	(0.1203)	(0.0068)	(0.1271)	5.7%
	24,168,640		24,168,640
	24,168,640		24,168,640
Consolidated Statement of Cash Flows Data
	For the six months ended 6/30/2009
	As filed	Adjustments	As adjusted	% change
Net loss	(4,343,187)	(133,356)	(4,476,543)	4.8%
(Gain) Loss on change in fair market value of derivative liabilities	-	133,356	133,356	-4.8%
Net cash used in operating activities	(2,795,117)		(2,795,117)

Consolidated Balance Sheet Data
	September 30, 2009
	As filed	Adjustments	As adjusted	% change
Derivative liability - BCF		114,238	114,238	0.7%
Derivative liability - Warrants		144,728	144,728	0.9%
Total liability	16,151,359	258,966	16,410,325	1.6%
Stockholders' equity:
Preferred Stock: $0.0001 par value, stated value $1,000 per share; 10,000,000 authorized, 1,006 shares issued and outstanding at September 30, 2009.	1,006,250		1,006,250
Common Stock: $0.0001 par value, 1,000,000,000 shares authorized, 27,189,719 shares issued and outstanding at September 30, 2009	2,719		2,719
Additional paid-in capital	57,492,755	(405,305)	57,087,450	-0.6%
Accumulated other comprehensive income (loss)	1,902,221		1,902,221
Retained earning (Accumulated deficit)	(14,328,732)	146,339	(14,182,393)	0.2%
Total China Direct Industries, Inc. stockholders' equity	46,075,213	(258,966)	45,816,247	-0.4%
Total Equity	64,324,411	(258,966)	64,065,445	-0.4%
Consolidated Statement of Operations Data
	For the nine months transition period ended 9/30/2009
	As filed	Adjustments	As adjusted	% change
Other income (expense):
Other income (expense)	(119,313)		(119,313)
Other impairment charges	(1,753,744)		(1,753,744)
Interest income (expense)	283,288		283,288
Realized loss on sale of marketable securities	(1,909,056)		(1,909,056)
Realized loss on OTTI	(9,466,329)		(9,466,329)
Unrealized MTM gain (loss) - BCF		(36,354)	(36,354)	0.1%
Unrealized MTM gain (loss) - Warrants		(59,484)	(59,484)	0.2%
Total other income (expense)	(12,965,154)	(95,838)	(13,060,992)	0.3%
Net loss attributable to common stockholders	(27,939,920)	(95,838)	(28,035,758)	0.3%
Basic and diluted loss per common share			-
Basic	(1.1265)	(0.0039)	(1.1303)	0.3%
Diluted	(1.1265)	(0.0039)	(1.1303)	0.3%
	24,802,730		24,802,730
	24,802,730		24,802,730
Consolidated Statement of Cash Flows Data
	For the nine months transition period ended 9/30/2009
	As filed	Adjustments	As adjusted	% change
Net loss	(30,158,952)	(95,838)	(30,254,790)	1.4%
(Gain) Loss on change in fair market value of derivative liabilities		95,838	95,838	-1.4%
Net cash used in operating activities	(6,850,747)		(6,850,747)

Consolidated Balance Sheet Data
	December 31, 2009
	As filed	Adjustments	As adjusted	% change
Derivative liability - BCF		84,669	84,669	0.6%
Derivative liability - Warrants		93,193	93,193	0.7%
Total liability	14,219,477	177,862	14,397,339	1.3%
Stockholders' equity:
Preferred Stock: $0.0001 par value, stated value $1,000 per share; 10,000,000 authorized, 1,006 shares issued and outstanding at December 31, 2009.	1,006,250		1,006,250
Common Stock: $0.0001 par value, 1,000,000,000 shares authorized, 27,420,873 shares issued and outstanding at December 31, 2009	2,742		2,742
Additional paid-in capital	57,923,743	(405,305)	57,518,438	-0.6%
Accumulated other comprehensive income	1,589,967		1,589,967
Retained earning (Accumulated deficit)	(15,353,430)	227,443	(15,125,987)	0.4%
Total China Direct Industries, Inc. stockholders' equity	45,169,272	(177,862)	44,991,410	-0.3%
Total Equity	63,499,962	(177,862)	63,322,100	-0.3%
Consolidated Statement of Operations Data
	For the three months ended 12/31/2009
	As filed	Adjustments	As adjusted	% change
Other income (expense):

Other income (expense)	(47,686)		(47,686)
Interest income (expense)	(1,001)		(1,001)
Realized gain (loss) on sale of marketable securities	34,691		34,691
Unrealized MTM gain (loss) - BCF		29,569	29,569	-2.9%
Unrealized MTM gain (loss) - Warrants		51,535	51,535	-5.0%
Total other income (expense)	(13,996)	81,104	67,108	-7.9%
Net loss attributable to common stockholders	(1,024,699)	81,104	(943,595)	-7.9%
Basic and diluted loss per common share			-
Basic	(0.0374)	0.0030	(0.0345)	-7.9%
Diluted	(0.0374)	0.0030	(0.0345)	-7.9%
	27,381,946		27,381,946
	27,381,946		27,381,946
Consolidated Statement of Cash Flows Data
	For the three months ended 12/31/2009
	As filed	Adjustments	As adjusted	% change
Net income (loss)	(872,908)	81,104	(791,804)	-1.8%
Gain on change in fair market value of derivative liabilities		(81,104)	(81,104)	1.8%
Net cash used in operating activities	(4,394,396)		(4,394,396)

Consolidated Balance Sheet Data
	March 31, 2010
	As filed	Adjustments	As adjusted	% change
Derivative liability - BCF		111,888	111,888	0.9%
Derivative liability - Warrants		129,231	129,231	1.0%
Total liability	12,927,227	241,119	13,168,346	1.9%
Stockholders' equity:
Preferred Stock: $0.0001 par value, stated value $1,000 per share; 10,000,000 authorized, 1,006 shares issued and outstanding at March 31, 2010.	1,006,250		1,006,250
Common Stock: $0.0001 par value, 1,000,000,000 shares authorized, 30,635,475 shares issued and outstanding at March 31, 2010	3,064		3,064
Additional paid-in capital	63,044,813	(405,305)	62,639,508	-0.6%
Accumulated other comprehensive income	1,543,404		1,543,404
Retained earning (Accumulated deficit)	(13,716,371)	164,186	(13,552,185)	0.2%
Total China Direct Industries, Inc. stockholders' equity	51,881,160	(241,119)	51,640,041	-0.3%
Total Equity	70,207,027	(241,119)	69,965,908	-0.3%
Consolidated Statement of Operations Data
	For the six months ended 3/31/2010
	As filed	Adjustments	As adjusted	% change
Other income (expense):
Other income (expense)	48,485		48,485
Interest income (expense)	3,614		3,614
Realized gain on sale of marketable securities	2,101,188		2,101,188
Unrealized MTM gain (loss) - BCF		2,350	2,350	0.4%
Unrealized MTM gain (loss) - Warrants		15,497	15,497	2.5%
Total other income (expense)	2,153,287	17,847	2,171,134	2.9%
Net earnings attributable to common stockholders	612,361	17,847	630,208	2.9%
Basic and diluted earnings per common share			-
Basic	0.0219	0.0006	0.0225	2.9%
Diluted	0.0215	0.0006	0.0222	2.9%
	27,981,440		27,981,440
	28,444,202		28,444,202

	For the three months ended 3/31/2010
	As filed	Adjustments	As adjusted	% change
Other income (expense):
Other income (expense)	(53,920)		(53,920)
Interest income (expense)	4,614		4,614
Realized gain on sale of marketable securities	2,066,497		2,066,497
Unrealized MTM gain (loss) - BCF		(27,219)	(27,219)	-1.7%
Unrealized MTM gain (loss) - Warrants		(36,038)	(36,038)	-2.2%
Total other income (expense)	2,017,191	(63,257)	1,953,934	-3.9%
Net earnings attributable to common stockholders	1,637,059	(63,257)	1,573,802	-3.9%
Basic and diluted earnings per common share			-
Basic	0.0573	(0.0022)	0.0550	-3.9%
Diluted	0.0563	(0.0022)	0.0542	-3.9%
	28,594,256		28,594,256
	29,057,018		29,057,018
Consolidated Statement of Cash Flows Data
	For the six months ended 3/31/2010
	As filed	Adjustments	As adjusted	% change
Net income (loss)	653,924	17,847	671,771	-0.2%
Gain on change in fair market value of derivative liabilities		(17,847)	(17,847)	0.2%
Net cash used in operating activities	(7,772,920)		(7,772,920)

Consolidated Balance Sheet Data
	June 30, 2010
	As filed	Adjustments	As adjusted	% change
Derivative liability - BCF		80,888	80,888	0.6%
Derivative liability - Warrants		78,976	78,976	0.5%
			-
Total liability	14,604,939	159,864	14,764,803	1.1%
Stockholders' equity:
Preferred Stock: $0.0001 par value, stated value $1,000 per share; 10,000,000 authorized, 1,006 shares issued and outstanding at June 30, 2010.	1,006,250		1,006,250
Common Stock: $0.0001 par value, 1,000,000,000 shares authorized, 31,003,710 shares issued and outstanding at June 30, 2010	3,100		3,100
Additional paid-in capital	63,466,474	(405,305)	63,061,169	-0.6%
Accumulated other comprehensive income	1,327,336		1,327,336
Retained earning (Accumulated deficit)	(14,820,913)	245,441	(14,575,472)	0.4%
Total China Direct Industries, Inc. stockholders' equity	50,982,247	(159,864)	50,822,383	-0.2%
Total Equity	69,120,166	(159,864)	68,960,302	-0.2%
Consolidated Statement of Operations Data
	For the nine months ended 6/30/2010
	As filed	Adjustments	As adjusted	% change
Other income (expense):
Other income (expense)	4,524		4,524
Interest income (expense)	40,944		40,944
Realized gain (loss) on sale of marketable securities	2,134,344		2,134,344
Unrealized MTM gain (loss) - BCF		33,350	33,350	-6.8%
Unrealized MTM gain (loss) - Warrants		65,752	65,752	-13.4%
Total other income (expense)	2,179,812	99,102	2,278,914	-20.1%
Net loss attributable to common stockholders	(492,182)	99,102	(393,080)	-20.1%
Basic and diluted loss per common share			-
Basic	(0.0170)	0.0034	(0.0136)	-20.1%
Diluted	(0.0170)	0.0034	(0.0136)	-20.1%
	28,940,495		28,940,495
	28,940,495		28,940,495

	For the three months ended 6/30/2010
	As filed	Adjustments	As adjusted	% change
Other income (expense):
Other income (expense)	(43,961)		(43,961)
Interest income (expense)	37,332		37,332
Realized gain (loss) on sale of marketable securities	33,155		33,155
Unrealized MTM gain (loss) - BCF		31,000	31,000	-2.8%
Unrealized MTM gain (loss) - Warrants		50,255	50,255	-4.5%
Total other income (expense)	26,526	81,255	107,781	-7.4%
Net loss attributable to common stockholders	(1,104,542)	81,255	(1,023,287)	-7.4%
Basic and diluted loss per common share			-
Basic	(0.0383)	0.0028	(0.0355)	-7.4%
Diluted	(0.0383)	0.0028	(0.0355)	-7.4%
	28,828,887		28,828,887
	28,828,887		28,828,887
Consolidated Statement of Cash Flows Data
	For the nine months ended 6/30/2010
	As filed	Adjustments	As adjusted	% change
Net income (loss)	(670,662)	99,102	(571,560)	-1.0%
(Gain) Loss on change in fair market value of derivative liabilities		(99,102)	(99,102)	1.0%
Net cash used in operating activities	(9,607,704)		(9,607,704)

Consolidated Balance Sheet Data
	September 30, 2010
	As filed	Adjustments	As adjusted	% change
Derivative liability - BCF		85,711	85,711	0.3%
Derivative liability - Warrants		79,034	79,034	0.3%
Total liability	25,667,196	164,745	25,831,941	0.6%
Stockholders' equity:
Preferred Stock: $0.0001 par value, stated value $1,000 per share; 10,000,000 authorized, 1,006 shares issued and outstanding at September 30, 2010.	1,006,250		1,006,250
Common Stock: $0.0001 par value, 1,000,000,000 shares authorized, 31,657,244 shares issued and outstanding at September 30, 2010	3,166		3,166
Additional paid-in capital	65,032,845	(405,305)	64,627,540	-0.6%
Accumulated other comprehensive income	1,795,387		1,795,387
Retained earning (Accumulated deficit)	(17,643,217)	240,560	(17,402,657)	0.3%
Total China Direct Industries, Inc. stockholders' equity	50,194,431	(164,745)	50,029,686	-0.2%
Total Equity	70,194,979	(164,745)	70,030,234	-0.2%
Consolidated Statement of Operations Data
	For the twelve months ended 9/30/2010
	As filed	Adjustments	As adjusted	% change
Other income (expense):
Other income (expense)	(20,986)		(20,986)
Interest income (expense)	43,546		43,546
Other impairment charges	(1,282,546)
Realized gain (loss) on sale of marketable securities	2,140,781		2,140,781
Realized loss on other than temperary impairment	(205,342)
Unrealized MTM gain (loss) - BCF		28,527	28,527	-0.9%
Unrealized MTM gain (loss) - Warrants		65,694	65,694	-2.0%
Total other income (expense)	675,453	94,221	769,674	-2.8%
Net loss attributable to common stockholders	(3,314,483)	94,221	(3,220,262)	-2.8%
Basic and diluted loss per common share			-
Basic	(0.1121)	0.0032	(0.1089)	-2.8%
Diluted	(0.1121)	0.0032	(0.1089)	-2.8%
	29,574,749		29,574,749
	29,574,749		29,574,749
Consolidated Statement of Cash Flows Data
	For the twelve months ended 9/30/2010
	As filed	Adjustments	As adjusted	% change
Net income (loss)	(3,572,836)	94,221	(3,478,615)	-1.0%
(Gain) Loss on change in fair market value of derivative liabilities		(94,221)	(94,221)	1.0%
Net cash used in operating activities	(9,607,704)		(9,607,704)

Consolidated Balance Sheet Data
	December 31, 2010
	As filed	Reverse prior accounting treatment	Adjustments	Total effect	As adjusted	% change
	A	B	C	D=B+C	E=A+B+C
Derivative liability - BCF			109,466	109,466	109,466	0.4%
Derivative liability - Warrants			106,361	106,361	106,361	0.4%
Other liabilities (including derivative liabilities)	2,905,929	(66,973)		(66,973)	2,838,956	-0.3%
Total liability	26,610,662	(66,973)	215,827	148,854	26,759,516	0.6%
Stockholders' equity:
Preferred Stock: $0.0001 par value, stated value $1,000 per share; 10,000,000 authorized, 1,006 shares issued and outstanding at December 31, 2010.	1,006,250				1,006,250
Common Stock: $0.0001 par value, 1,000,000,000 shares authorized, 31,966,021 shares issued and outstanding at December 31, 2010	3,197				3,197
Additional paid-in capital	65,784,345	(506,120)	(405,305)	(911,425)	64,872,920	-1.2%
Accumulated other comprehensive income	2,717,922				2,717,922
Retained earning (Accumulated deficit)	(14,868,360)	573,093	189,478	762,571	(14,105,789)	1.0%
Total China Direct Industries, Inc. stockholders' equity	54,643,354	66,973	(215,827)	(148,854)	54,494,500	-0.2%
Total Equity	75,183,416	66,973	(215,827)	(148,854)	75,034,562	-0.2%
Consolidated Statement of Operations Data

	For the three months ended 12/31/2010
	As filed	Reverse prior accounting treatment	Adjustments	Total effect	As adjusted	% change
Other income (expense):
Other income (expense) (including unrealized MTM gain/loss)	171,519	(104,305)		(104,305)	67,214	-3.8%
Interest income (expense)	(7,747)			-	(7,747)
Realized gain (loss) on sale of marketable securities	(118,412)			-	(118,412)
Unrealized MTM gain (loss) - BCF			(23,755)	(23,755)	(23,755)	-0.9%
Unrealized MTM gain (loss) - Warrants			(27,327)	(27,327)	(27,327)	-1.0%
Total other income (expense)	45,360	(104,305)	(51,082)	(155,387)	(110,027)	-5.6%
Net income (loss) attributable to China Direct Industries	3,465,836	(104,305)	(51,082)	(155,387)	3,310,449	-5.6%
Deduct dividends on series A convertible preferred stock:
Preferred stock dividend	(20,130)			-	(20,130)
Deemed dividend - BCF	(600,693)	600,693		600,693	-	21.7%
Deemed dividend - warrant revaluation	(76,705)	76,705		76,705	-	2.8%
Net earnings (loss) attributable to common stockholders	2,768,308	573,093	(51,082)	522,011	3,290,319	18.9%
Basic and diluted earnings (loss) per common share					-
Basic	0.0870	0.0180	(0.0016)	0.0164	0.1034	18.9%
Diluted	0.0870	0.0180	(0.0016)	0.0164	0.1034	18.9%
	31,818,874				31,818,874
	31,818,874				31,818,874
Consolidated Statement of Cash Flows Data
	For the three months ended 12/31/2010
	As filed	Reverse prior accounting treatment	Adjustments	Total effect	As adjusted	% change
Net income (loss)	3,422,389	(104,305)	(51,082)	(155,387)	3,267,002	3.7%
Loss (Gain) on change in fair market value of derivative liabilities			51,082	51,082	51,082	-1.2%
Net cash used in operating activities	(4,203,221)	(104,305)	-	(104,305)	(4,307,526)	2.5%

Consolidated Balance Sheet Data
	March 31, 2011
	As filed	Reverse prior accounting treatment	Adjustments	Total effect	As adjusted	% change
	A	B	C	D=B+C	E=A+B+C
Derivative liability - BCF			99,317	99,317	99,317	0.4%
Derivative liability - Warrants			85,229	85,229	85,229	0.3%
Other liabilities (including derivative liabilities)	3,073,997	(11,811)		(11,811)	3,062,186	0.0%
Total liability	26,995,874	(11,811)	184,546	172,735	27,168,609	0.6%
Stockholders' equity:
Preferred Stock: $0.0001 par value, stated value $1,000 per share; 10,000,000 authorized, 1,006 shares issued and outstanding at March 31, 2011.	1,006,250				1,006,250
Common Stock: $0.0001 par value, 1,000,000,000 shares authorized, 35,267,096 shares issued and outstanding at March 31, 2011	3,527				3,527
Additional paid-in capital	69,749,929	(506,120)	(405,305)	(911,425)	68,838,504	-1.1%
Accumulated other comprehensive income	7,100,609				7,100,609
Retained earning (Accumulated deficit)	(14,882,056)	517,931	220,759	738,690	(14,143,366)	0.9%
Total China Direct Industries, Inc. stockholders' equity	62,978,259	11,811	(184,546)	(172,735)	62,805,524	-0.2%
Total Equity	84,931,509	11,811	(184,546)	(172,735)	84,758,774	-0.2%
Consolidated Statement of Operations Data
	For the six months ended 3/31/2011
	As filed	Reverse prior accounting treatment	Adjustments	Total effect	As adjusted	% change
Other income (expense):
Other income (expense) (including unrealized MTM gain/loss)	265,361	(159,467)		(159,467)	105,894	-5.8%
Interest income (expense)	(67,044)			-	(67,044)
Realized gain (loss) on sale of marketable securities	(379,969)			-	(379,969)
Unrealized MTM gain (loss) - BCF			(13,606)	(13,606)	(13,606)	-0.5%
Unrealized MTM gain (loss) - Warrants			(6,195)	(6,195)	(6,195)	-0.2%
Total other income (expense)	(181,652)	(159,467)	(19,801)	(179,268)	(360,920)	-6.5%
Net earnings (loss) attributable to China Direct Industries	3,472,211	(159,467)	(19,801)	(179,268)	3,292,943	-6.5%
Deduct dividends on series A convertible preferred stock:
Preferred stock dividend	(40,260)			-	(40,260)
Deemed dividend - BCF	(600,693)	600,693		600,693	-	21.8%
Deemed dividend - warrant revaluation	(76,705)	76,705		76,705	-	2.8%
Net earnings (loss) attributable to common stockholders	2,754,553	517,931	(19,801)	498,130	3,252,683	18.1%
Basic and diluted earnings per common share					-
Basic	0.0828	0.0156	(0.0006)	0.0150	0.0978	18.1%
Diluted	0.0828	0.0156	(0.0006)	0.0150	0.0978	18.1%
	33,257,657				33,257,657
	33,257,657				33,257,657

	For the three months ended 3/31/2011
	As filed	Reverse prior accounting treatment	Adjustments	Total effect	As adjusted	% change
Other income (expense):
Other income (expense) (including unrealized MTM gain/loss)	93,842	(55,162)		(55,162)	38,680	401.0%
Interest income (expense)	(59,297)			-	(59,297)
Realized gain (loss) on sale of marketable securities	(261,557)			-	(261,557)
Unrealized MTM gain (loss) - BCF			10,149	10,149	10,149	-73.8%
Unrealized MTM gain (loss) - Warrants			21,132	21,132	21,132	-153.6%
Total other income (expense)	(227,012)	(55,162)	31,281	(23,881)	(250,893)	173.6%
Net loss attributable to common stockholders	(13,755)	(55,162)	31,281	(23,881)	(37,636)	173.6%
Basic and diluted loss per common share					-
Basic	(0.0004)	(0.0016)	0.0009	(0.0007)	(0.0011)	173.6%
Diluted	(0.0004)	(0.0016)	0.0009	(0.0007)	(0.0011)	173.6%
	34,728,413				34,728,413
	34,728,413				34,728,413
Consolidated Statement of Cash Flows Data
	For the six months ended 3/31/2011
	As filed	Reverse prior accounting treatment	Adjustments	Total effect	As adjusted	% change
Net income (loss)	3,150,100	(55,162)	31,281	(23,881)	3,126,219	0.3%
Loss (Gain) on change in fair market value of derivative liabilities			(31,281)	(31,281)	(31,281)	0.4%
Net cash used in operating activities	(7,638,552)	(55,162)	-	(55,162)	(7,693,714)	0.7%

Consolidated Balance Sheet Data
	June 30, 2011
	As filed	Reverse prior accounting treatment	Adjustments	Total effect	As adjusted	% change
	A	B	C	D=B+C	E=A+B+C
Derivative liability - BCF			65,493	65,493	65,493	0.2%
Derivative liability - Warrants			39,546	39,546	39,546	0.1%
Total liability	34,551,301		105,039	105,039	34,656,340	0.3%
Stockholders' equity:
Preferred Stock: $0.0001 par value, stated value $1,000 per share; 10,000,000 authorized, 1,006 shares issued and outstanding at June 30, 2011.	1,006,250
Common Stock: $0.0001 par value, 1,000,000,000 shares authorized, 40,248,583 shares issued and outstanding at June 30, 2011	4,025
Additional paid-in capital	75,983,627	(517,931)	(405,305)	(923,236)	75,060,391	-0.6%
Accumulated other comprehensive income	13,915,150
Retained earning (Accumulated deficit)	(10,595,627)	517,931	300,266	818,197	(9,777,430)	0.5%
Total China Direct Industries, Inc. stockholders' equity	80,313,425	-	(105,039)	(105,039)	80,208,386	-0.1%
Total Equity	160,626,850	-	(105,039)	(105,039)	160,521,811	-0.1%
Consolidated Statement of Operations Data
	For the nine months ended 6/30/2011
	As filed	Reverse prior accounting treatment	Adjustments	Total effect	As adjusted	% change
Other income (expense):
Other income (expense) (including unrealized MTM gain/loss)	86,892			-	86,892
Interest income (expense)	(186,069)			-	(186,069)
Realized gain (loss) on sale of marketable securities	(379,969)			-	(379,969)
Unrealized MTM gain (loss) - BCF			20,218	20,218	20,218	0.3%
Unrealized MTM gain (loss) - Warrants			39,488	39,488	39,488	0.6%
Total other income (expense)	(479,146)	-	59,706	59,706	(419,440)	0.8%
Net earnings (loss) attributable to China Direct Industries	7,778,769	-	59,706	59,706	7,838,475	0.8%
Deduct dividends on series A convertible preferred stock:
Preferred stock dividend	(60,390)			-	(60,390)
Deemed dividend - BCF	(600,693)	600,693		600,693	-	8.5%
Deemed dividend - warrant revaluation	(76,705)	76,705		76,705	-	1.1%
Net earnings (loss) attributable to common stockholders	7,040,981	677,398	59,706	737,104	7,778,085	10.5%
Basic and diluted earnings per common share					-
Basic	0.2029	0.0195	0.0017	0.0212	0.2242	10.5%
Diluted	0.2022	0.0195	0.0017	0.0212	0.2234	10.5%
	34,694,215				34,694,215
	34,818,040				34,818,040

	For the three months ended 6/30/2011
	As filed	Reverse prior accounting treatment	Adjustments	Total effect	As adjusted	% change
Other income (expense):
Other income (expense) (including unrealized MTM gain/loss)	(178,469)			-	(178,469)
Interest income (expense)	(119,025)			-	(119,025)
Realized gain (loss) on sale of marketable securities				-	-
Unrealized MTM gain (loss) - BCF			33,824	33,824	33,824	0.8%
Unrealized MTM gain (loss) - Warrants			45,683	45,683	45,683	1.1%
Total other income (expense)	(297,494)	-	79,507	79,507	(217,987)	1.9%
Net earnings attributable to common stockholders	4,286,428		79,507	79,507	4,365,935	1.9%
Basic and diluted earnings per common share					-
Basic	0.1141	-	0.0021	0.0021	0.1162	1.9%
Diluted	0.1121	-	0.0021	0.0021	0.1141	1.9%
	37,567,331				37,567,331
	38,250,045				38,250,045
Consolidated Statement of Cash Flows Data
	For the nine months ended 6/30/2011
	As filed	Reverse prior accounting treatment	Adjustments	Total effect	As adjusted	% change
Net income (loss)	7,353,788	-	79,507	79,507	7,433,295	-1.4%
Loss (Gain) on change in fair market value of derivative liabilities			(79,507)	(79,507)	(79,507)	1.4%
Net cash used in operating activities	(5,829,256)	-	-	-	(5,829,256)

PROPOSED ADJUSTING ENTRIES to account for Cumulative effects of series A prefered stock accounting treatment as of September 30, 2011
		Dr.	Cr.
APIC		405,305
	Derivative liabilities - BCF		69,295
	Derivative liabilities - Warrants		37,936
	Retained Earning		298,074

Exhibit B

Beneficial Conversion Feature of Series A Convertible Preferred Stock and Warrant Fair Value Calculations and Related Accounting Entries
Background

On February 11, 2008, we issued 12,950 shares of our Series A Convertible Preferred Stock (the “Preferred Stock”) together with common stock purchase warrants to purchase an aggregate of 1,850,000 shares of our common stock at an exercise price of $8.00 per share, subject to adjustment as discussed below (the “Warrants”). At closing, we received gross proceeds of $12,950,000 (the “Offering”). The Preferred Stock has a stated value per share of $1,000, carries an 8% per annum dividend rate payable quarterly in arrears and, at the time it was issued, was convertible into our common stock at $7.00 per share, subject to adjustments. In addition, the Preferred Stock may be redeemed by us if, after August 12, 2008, (i) the closing price of our common stock exceeds $9.80 for any fifteen days out of a twenty consecutive trading day period and (ii) we have not had any equity condition failures as provided for in the Preferred Stock certificate of designations.

As of December 31, 2008, 11,944 shares of the Preferred Stock were redeemed upon conversion into our common stock leaving a balance of 1,006 shares outstanding. In addition, in May 2008, 100,000 Warrants were exercised at a price of $8.00 per share.

The conversion price of the Preferred Stock and the exercise price of the Warrants held by the holders of the Preferred Stock that did not convert their shares (the “Remaining Warrants”) are subject to adjustment if we issue or sell shares of our common stock for a consideration per share less than the conversion or exercise price then in effect, or issue options, warrants or other securities convertible or exchangeable for shares of our common stock at a conversion or exercise price less than the conversion price of the Preferred Stock or exercise price of the Warrants then in effect. If either of these events should occur, the conversion or exercise price, as the case may be, is reduced to the lowest price at which these securities were issued or are exercisable. We refer to these clauses as the “Anti-Dilution Rights”. The Anti-Dilution Rights of the beneficial conversion feature make the conversion option not indexed to the company’s own stock, and therefore requires the conversion feature along with the Warrants held by the holders of the outstanding 1,006 shares of the Preferred Stock to be treated as derivative liabilities as provided under EITF 07-05 (effective January 1, 2009).

On June 15, 2009, we completed a registered direct offering of our common stock at $1.85 per share and, pursuant to the Anti-Dilution Rights, reduced the conversion price under the Preferred Stock from $7.00 to $1.85 and the exercise price for the Remaining Warrants from $8.00 to $1.85 per share (the “June 2009 Registered Direct Offering”). On December 30, 2010, we registered a direct offering of our common stock at $1.80 per share and, pursuant to the Anti-Dilution Rights, reduced the conversion price under the Preferred Stock and the exercise price of the Remaining Warrants from $1.85 to $1.80 per share (the “December 2010 Registered Direct Offering”).

Under US GAAP (EITF 98-5) we must separately account for the values of the convertible instruments and the Warrants, using a method called Relative Fair Value by allocating the net proceeds.

We used a the Black-Scholes option-pricing model in which the fair market value of the Preferred Stock was valued at $14,100,000 and the fair market value of the Warrants at $3,829,500, and derived a relative fair value of the Warrants at $2,765,946 from the Proceeds of $12,950,000, with $10,184,054 allocated to the Preferred Stock.  Based on the above assumptions, the effective conversion price of the Preferred Stock is $5.504894 [$10,184,054/1,850,000], and an implied intrinsic value of $1.325106 per share, or $2,451,446.

The mathematical equation per EITF 00-27 and EITF 98-5 is as follows:

(Net proceeds/Conversion Price) x [Intrinsic value, or (Stock FMV – Effective Conversion Price)]

We recorded two deemed dividends, accreting immediately, the amount of $5,217,392 to account for the BCF of $2.5 million and the allocated relative fair value in Warrants of $2.8 million mentioned above.  The accounting entries are as follows*:

DR	Cr
Accounting for the Receipt of Net Proceeds (02/11/08):
12,950,000 Cash
12,950,000 Series A Preferred Stock
Accounting for the Relative Fair Values of Preferred Stock/Warrants (02/11/08):
2,765,946 Discount to Preferred Stock (Outstanding: $214,868)
2,765,946 APIC – Warrants*

Accounting for the Beneficial Conversion Feature (02/11/08):
2,451,446 Discount to the Preferred Stock (Outstanding: $190,437)
2,451,446 APIC – BCF *

Accounting for the Accretion of the Discounts to the Preferred Stock (02/11/08):
2,765,946 Deemed One-time Dividends - BCF
2,451,446 Deemed One-time Dividends - Warrants
2,765,946 Discount to the APIC - BCF
2,451,446 Discount to APIC - Warrant

[* Note: Refer to the accounting entry examples shown in EITF 00-27]

Effects of Cumulative EITF 07-5 Adjustments beginning on January 1, 2009

To compute for the fair value of the BCF, we used the Black-Scholes option-pricing model and modified the time to exercise assumption and related volatility factors, to proximate the actual term of the Warrant.

Computation and Recognition for the Bifurcated BCF and Warrants:

 As of January 1, 2009 the effective date of EITF 07-5, only the embedded BCF covering 1,006 shares of Series A Preferred Stock that were outstanding after the fiscal 2008 conversions discussed above and 143,750 of the Warrants, were subject to bifurcation and derivative liability treatment. Their cumulative effects as part of the accounting change on January 1, 2009 should have been recognized on that effective date, as if EITF 07-05 were adopted from the inception of the financing activities.

February 11, 2008:

After retroactively applying EITF 07-5 from the issuance date of the Preferred Stock and Warrants, the fair value of the derivative liabilities for the bifurcated BCF should be $459,310  and $728,769 for Warrants. As noted in the staff’s September 30, 2011 comment letter, we accounted for the conversion feature of the Preferred Stock and the Remaining Warrants as derivative liabilities in accordance with EITF 07-05 paragraphs 15 and 16 and Example 8, now situated in FASB ASC 815-40-15-7C through 7F; and 815-40-55-33 and 34. Upon adopting this guidance we should have recorded the conversion feature and the Preferred Stock and the Remaining Warrants at fair value and the Preferred Stock at face value.

The following entries would provide the fair value of the BCF and Warrants in accordance with the above guidance:

DR:	Cr:
$1,188,079 One-time Deemed Dividends – BCF/Warrants
$459,310 Derivative Liability – BCF
$728,769 Derivative liability – Warrants

Inputs used in making this determination included:

BCF	Warrants
 Value of $7.06 per share of common stock;	Value of $7.06 per share of common stock;
 Long-term expected volatility factor of 93%;	5 year expected volatility factor of 96%
$0 dividend rate on the common stock;	$0 dividend rate on the common stock;
 Conversion price of $7.00 (Shorted Call); Conversion collar price of 9.80 (Covered Call);	Warrant exercise price of $8.00;
 Estimated time to exercise of 3,650 days;	Contractual time to exercise of 1,825 days;
10 Year risk free rate of 3.62%.	5 year risk free rate of 2.67%.

December 31, 2008: BCF and Warrants Marked to the Market (MTM)

As of December 31, 2008, the BCF has a fair value of $77,884 [1.0261 – (0.9686/2)], and the 143,750 Warrants have a fair value of $0.5930 per warrant with a total valuation of $85,244.  As a result, we should recognize an unrealized gain of $1,001,255 into our net earnings. And, the accounting entries should be as follows:

DR:	Cr:
$1,024,951 – Derivative Liabilities
$1,024.951 – Unrealized MTM gain

Inputs used in making this determination included:
BCF	Warrants
 Value of $1.45 per share of common stock;	Value of $1.45 per share of common stock;
 Long-term expected volatility factor of 93%;	4 year expected volatility factor of 100%
$0 dividend rate on the common stock;	$0 dividend rate on the common stock;
 Conversion price of $7.00 (Shorted Call); Conversion collar price of 9.80 (Covered Call);	Warrant exercise price of $8.00;
 Estimated time to exercise of 3,344 days;	Contractual time to exercise of 1,519 days;
9 Year risk free rate of 2.3%.	4 year risk free rate of 1.50%.

January 1, 2009: Accounting Adjustments to BCF and Warrants

Adjusting entries for the cumulative effects in deficit and reclassifications:

DR:	Cr:
782,774 – Additional Declared One-Time Deemed Dividend –Cumulative Effects in R/E
405,305 – APIC –BCF/Warrants
163,128 - Derivative Liabilities- BCF/Warrants
1,024,951 - Cumulative Effects in R/E

The above entries show that the net R/E adjustments on January 1, 2009 result in a gain of $242,177, consisting of a credit entry of $1,024,951 unrealized gain on changes in fair value of derivative liabilities for the period ended December 31, 2008 and a debit entry of $782,774 to the carrying value of the deemed dividends for the bifurcated BCF and Warrants.

March 31, 2009: BCF and Warrants Marked to the Market (MTM)

 As of March 31, 2009, the BCF has a fair value of $65,600 [0.8603 – (0.8079/2)], and the 143,750 Warrants have a fair value of $0.4617 per warrant with a total valuation of $66,369.  As a result, we should recognize an unrealized gain of $31,159 into our net earnings. And, the accounting entries should be as follows:

DR:	Cr:
$31,159 – Derivative liabilities
$31,159 – Unrealized MTM gains – Income

Inputs used in making this determination included:

BCF	Warrants
 Value of $1.26 per share of common stock;	Value of $1.26 per share of common stock;
 Long-term expected volatility factor of 93%;	4 year expected volatility factor of 101%
$0 dividend rate on the common stock;	$0 dividend rate on the common stock;
 Conversion price of $7.00 (Shorted Call); Conversion collar price of 9.80 (Covered Call);	Warrant exercise price of $8.00;
 Estimated time to exercise of 3,253 days;	Contractual time to exercise of 1,428 days;
9 Year risk free rate of 2.55%.	4 year risk free rate of 1.40%.

June 30, 2009: BCF and Warrants Marked to the Market (MTM)

 As of June 15, 2009, the exercise price of the 143,750 Warrants issued to purchasers of the Preferred Stock along with the conversion price for Preferred Stock itself were reset at the new price of $1.85 while all other terms remained the same. As a result, the newly reset BCF has a fair value of $125,774, and the Remaining Warrants have a fair value of $1.1873 per warrant, totaling $170,674. The above BCF and Remaining Warrants immediately prior to the resets have a value of $93,588 and $108,143 ($0.7523 per warrant), respectively. And, the accounting entries should be as follows:

DR:	Cr:
164,515 – Unrealized MTM Loss
60,210 – Derivative Liabilities - BCF
104,305 – Derivative Liabilities – Warrants

The following inputs used in making this determination included a revision to the conversion price of the Preferred Stock and Remaining Warrants as a result of the June 2009 Registered Direct Offering discussed above:

BCF	Warrants
 Value of $1.72 per share of common stock;	Value of $1.72 per share of common stock;
 Long-term expected volatility factor of 93%;	4 year expected volatility factor of 106%
$0 dividend rate on the common stock;	$0 dividend rate on the common stock;
 Conversion price of $1.85 (Shorted Call); Conversion collar price of 9.80 (Covered Call);	Warrant exercise price of $1.85;
 Estimated time to exercise of 3,262 days;	Contractual time to exercise of 1,337 days;
9 Year risk free rate of 3.40%.	4 year risk free rate of 2.10%.

September 30, 2009: BCF and Warrants Marked to the Market (MTM)

As of September 30, 2009, the BCF has a fair value of $114,238 [1.3046 – (1.0198/2)], and the 143,750 Warrants have a  fair value of $1.0068 per warrant with a total valuation of $144,728.  As a result, we should recognize an unrealized gain of $37,518, into our net earnings for the three month period ended September 30, 2009 and the accounting entries should be as follows:

DR	Cr
37,518 Derivative Liabilities: BCF/Warrants
37,518 Unrealized MTM Gain

 Inputs used in making this determination included:

BCF	Warrants
 Value of $1.57 per share of common stock;	Value of $1.57 per share of common stock;
 Long-term expected volatility factor of 93%;	4 year expected volatility factor of 103%
$0 dividend rate on the common stock;	$0 dividend rate on the common stock;
 Conversion price of $1.85 (Shorted Call); Conversion collar price of 9.80 (Covered Call);	Warrant exercise price of $1.85;
 Estimated time to exercise of 3,070 days;	Contractual time to exercise of 1,245 days;
8-1/2 Year risk free rate of 3.10%; and	3-1/2 year risk free rate of 1.88%.

December 31, 2009: BCF and Warrants Marked to the Market (MTM)

As of December 31, 2009, the BCF has a fair value of $84,669 [0.9443 – (0.7106/2)], and the 143,750 Warrants have a fair value of $0.6483 per warrant with a total valuation of $93,193. As a result, we should recognize an unrealized gain of $81,104 into our net earnings. And, the accounting entries should be as follows:

DR	Cr
81,104 Derivative Liabilities: BCF/Warrants
81,104 Unrealized MTM Gain

Inputs used in making this determination included:

BCF	Warrants
 Value of $1.18 per share of common stock;	Value of $1.18 per share of common stock;
 Long-term expected volatility factor of 93%;	4 year expected volatility factor of 100%
$0 dividend rate on the common stock;	$0 dividend rate on the common stock;
 Conversion price of $1.85 (Shorted Call); Conversion collar price of 9.80 (Covered Call);	Warrant exercise price of $1.85;
 Estimated time to exercise of 2,978 days;	Contractual time to exercise of 1,153 days;
8 Year risk free rate of 3.50%.	3 year risk free rate of 1.70%.

March 31, 2010: BCF and Warrants Marked to the Market (MTM)

As of March 31, 2010, the BCF has a fair value of $111,888 [1.2583 – (0.9599/2)], and the 143,750 Warrants have a fair value of $0.899 per warrant, with a total valuation of $129,231.  As a result, we should recognize an unrealized loss of $63,257 into our net earnings. And, the accounting entries should be as follows:

DR	Cr
63,257 Unrealized MTM Loss
63,257 Derivative Liabilities – BCF/Warrants

Inputs used in making this determination included:

BCF	Warrants
 Value of $1.54 per share of common stock;	Value of $1.54 per share of common stock;
 Long-term expected volatility factor of 93%;	3 year expected volatility factor of 101%
$0 dividend rate on the common stock;	$0 dividend rate on the common stock;
 Conversion price of $1.85 (Shorted Call); Conversion collar price of 9.80 (Covered Call);	Warrant exercise price of $1.85;
 Estimated time to exercise of 2,888 days;	Contractual time to exercise of 1,063 days;
8 Year risk free rate of 3.4%.	3 year risk free rate of 1.5%.

June 30, 2010: BCF and Warrants Marked to the Market (MTM)

As of June 30, 2010, the BCF has a fair value of $80,888 [0.8807 – (0.6360/2)], and the 143,750 Warrants have a fair value of $0.5494 per warrant with a total valuation of $78,976. As a result, we should recognize an unrealized gain of $81,255 into our net earnings. And, the accounting entries should be as follows:

DR	Cr
81,255 Derivative Liabilities
81,255 Unrealized MTM Gain

Inputs used in making this determination included:

BCF	Warrants
 Value of $1.14 per share of common stock;	Value of $1.14 per share of common stock;
 Long-term expected volatility factor of 93%;	2-3/4 year expected volatility factor of 99%
$0 dividend rate on the common stock;	$0 dividend rate on the common stock;
 Conversion price of $1.85 (Shorted Call); Conversion collar price of 9.80 (Covered Call);	Warrant exercise price of $1.85;
 Estimated time to exercise of 2,797 days;	Contractual time to exercise of 972 days;
7-3/4 Year risk free rate of 2.6%.	2-3/4 year risk free rate of 0.88%.

September 30, 2010: BCF and Warrants Marked to the Market (MTM)

As of September 30, 2010, the BCF has a fair value of $85,711 [0.9256 – (0.6587/2)], and the 143,750 Warrants have a fair value of $0.5498 per warrant with a total valuation of $79,034.  As a result, we should recognize an unrealized gain of $4,881 into our net earnings. And, the accounting entries should be as follows:

DR	Cr
4,881 Unrealized MTM Loss
4,881 Derivative Liabilities – BCF/Warrants

Inputs used in making this determination included:

BCF	Warrants
 Value of $1.21 per share of common stock;	Value of $1.21 per share of common stock;
 Long-term expected volatility factor of 93%;	2-1/2 year expected volatility factor of 97%
$0 dividend rate on the common stock;	$0 dividend rate on the common stock;
 Conversion price of $1.85 (Shorted Call); Conversion collar price of 9.80 (Covered Call);	Warrant exercise price of $1.85;
 Estimated time to exercise of 2,705 days;	Contractual time to exercise of 880 days;
7-1/2 Year risk free rate of 2.01%.	2-1/2 year risk free rate of 0.53%.

December 30, 2010: Subsequent Measurements and Recognitions

As a result, the newly reset BCF has a fair value of $109,466 [1.1908 – (0.8586/2)], and the reset Warrants have a fair value of $0.7399 per warrant, totaling $106,361. The above BCF and Warrants immediately prior to the resets have a value of $108,833 [1.1864 – (0.8586/2)] and $104,938 ($0.7300 per warrant), respectively. And, the accounting entries should be as follows:

DR:	Cr:
51,082 – Unrealized MTM Loss
23,755 – Derivative Liabilities - BCF
27,327 – Derivative Liabilities - Warrants

The following inputs used in making this determination included a revision to the conversion price of the Preferred Stock and Remaining Warrants as a result of the December 2010 Registered Direct Offering discussed above:

BCF	Warrants
 Value of $1.51 per share of common stock;	Value of $1.51 per share of common stock;
 Long-term expected volatility factor of 93%;	2 year expected volatility factor of 98%
$0 dividend rate on the common stock;	$0 dividend rate on the common stock;
 Conversion price of $1.80 (Shorted Call); Conversion collar price of 9.80 (Covered Call);	Warrant exercise price of $1.80;
 Estimated time to exercise of 2,613 days;	Contractual time to exercise of 788 days;
7 Year risk free rate of 2.72%.	2 year risk free rate of 0.62%.

March 31, 2011: BCF and Warrants Marked to the Market (MTM)

As of March 31, 2011, the BCF has a fair value of $99,317 [1.0642 – (0.7466/2)], and the 143,750 Warrants have a fair value of $0.5929 per warrant, with a total valuation of $85,229.  As a result, we should recognize an unrealized gain of $31,281 into our net earnings. And, the accounting entries should be as follows:

DR	Cr
31,281 Derivative liabilities
31, Unrealized MTM Gain – Income

Inputs used in making this determination included:

BCF	Warrants
 Value of $1.38 per share of common stock;	Value of $1.38 per share of common stock;
 Long-term expected volatility factor of 93%;	4 year expected volatility factor of 96%
$0 dividend rate on the common stock;	$0 dividend rate on the common stock;
 Conversion price of $1.80 (Shorted Call); Conversion collar price of 9.80 (Covered Call);	Warrant exercise price of $1.80;
 Estimated time to exercise of 2,523 days;	Contractual time to exercise of 698 days;
7 Year risk free rate of 2.9%.	2 year risk free rate of 0.8%.

June 30, 2011: BCF and Warrants Marked to the Market (MTM)

As of June 30, 2011, the BCF has a fair value of $65,493 [0.6733 – (0.4352/2)], and the 143,750 Warrants have a fair value of $0.2751 per warrant with a total valuation of $39,546.  As a result, we should recognize an unrealized gain of $79,507 into our net earnings. And, the accounting entries should be as follows:

DR	Cr
79,507 Derivative Liabilities
79,507 Unrealized MTM Gain

Inputs used in making this determination included:

BCF	Warrants
 Value of $0.95 per share of common stock;	Value of $0.95 per share of common stock;
 Long-term expected volatility factor of 93%;	4 year expected volatility factor of 94%
$0 dividend rate on the common stock;	$0 dividend rate on the common stock;
 Conversion price of $1.80 (Shorted Call); Conversion collar price of 9.80 (Covered Call);	Warrant exercise price of $1.80;
 Estimated time to exercise of 2,432 days;	Contractual time to exercise of 608 days;
6-5/8 Year risk free rate of 2.12%.	1-5/8 year risk free rate of 0.32%.

September 30, 2011: BCF and Warrants Marked to the Market (MTM)

As of September 30, 2011, the BCF has a fair value of $69,295 [0.7049 – (0.4457/2)], and the 143,750 Warrants have a fair value of $0.2639 per warrant with a total valuation of $37,936.  As a result, we should recognize an unrealized loss of $2,192 into our net earnings. And, the accounting entries should be as follows:

DR	Cr
2,192 Unrealized MTM Loss
2,192 Derivative Liabilities- BCF/Warrants

Inputs used in making this determination included:

BCF	Warrants
 Value of $1.01 per share of common stock;	Value of $1.01 per share of common stock;
 Long-term expected volatility factor of 93%;	4 year expected volatility factor of 93%
$0 dividend rate on the common stock;	$0 dividend rate on the common stock;
 Conversion price of $1.80 (Shorted Call); Conversion collar price of 9.80 (Covered Call);	Warrant exercise price of $1.80;
 Estimated time to exercise of 2,340 days;	Contractual time to exercise of 516 days;
6-1/2 Year risk free rate of 1.31%.	1-1/2 year risk free rate of 0.19%.